Filed Pursuant to Rule 433

Registration No. 333-249475

Ameren Corporation

Pricing Term Sheet

February 24, 2021

Issue:	1.75% Senior Notes due 2028 (the “Notes”)

Principal Amount:	$450,000,000

Coupon (Interest Rate):	1.75% per annum

Maturity Date:	March 15, 2028

Benchmark Treasury:	0.750% due January 31, 2028

Benchmark Treasury Price:	98-07+

Benchmark Treasury Yield:	1.014%

Spread to Benchmark Treasury:	+75 basis points

Re-offer Yield:	1.764%

Offering Price (Issue Price):	99.908% of the principal amount

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2021

Optional Redemption:	Prior to January 15, 2028 (the “Par Call Date”), all or a portion of the Notes may be redeemed at the Issuer’s option at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed on that redemption date or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be payable if such Notes matured on the Par Call Date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate plus 12.5 basis points; plus, in each case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, all or a portion of the Notes may be redeemed at the Issuer’s option at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed on that redemption date plus accrued and unpaid interest thereon to the redemption date.

Expected Ratings (Moody’s/S&P)*:	Baa1 (stable) / BBB (stable)

Trade Date:	February 24, 2021

Settlement Date:	March 5, 2021 (T+7)**

CUSIP / ISIN: Joint Book-Running Managers:	023608 AK8 / US023608AK87 Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. KeyBanc Capital Markets Inc.

Co-Managers:	Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated February 24, 2021.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**It is expected that delivery of the Notes will be made on or about the Settlement Date specified above, which will be the seventh business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes are expected to settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.